UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

GREAT ATLANTIC & PACIFIC TEA CO. INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

390064103
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Ms. Ann Marie Swanson
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

December 21, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 390064103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING	9	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share (the “Common Stock”), of Great Atlantic & Pacific Tea Co. Inc., a Maryland corporation (the “Issuer”).  The Issuer maintains its principal executive office at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Ann Marie Swanson is the Chief Compliance Officer of Aletheia.

(b)-(f)      Aletheia filed an initial Schedule 13D for an event of September 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of February 25, 2010, an Amendment No. 2 for an event of April 9, 2010, an Amendment No. 3 for an event of November 19, 2010, an Amendment No. 4 for an event of December 3, 2010, an Amendment No. 5 for an event of December 10, 2010, and an Amendment No. 6 for an event of December 14, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the “Securities Exchange Act”).

Item 4.	Purpose of Transaction.

Aletheia currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Aletheia currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Ann Marie Swanson
Ann Marie Swanson
Chief Compliance Officer

APPENDIX I
TRANSACTIONS IN
GREAT ATLANTIC & PACIFIC TEA CO. INC.
COMMON STOCK  - SINCE LAST FILING

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales

12/15/10	0	0		1,175,185	450,287	0.38
12/16/10	0	0		3,967,928	839,199	0.21
12/17/10	0	0		1,506,259	280,898	0.19
12/20/10	0	0		1,886,099	343,863	0.18
12/21/10	0	0		1,306,556	202,596	0.16
12/22/10	0	0		118,907	21,224	0.18